UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

02020258

NO ACT
P.E 12-21-01
1-12609

February 28, 2002

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 2/28/2002

Maria Gray
Orrick, Herrington & Sutcliffe LLP
Old Federal Reserve Bank Building
400 Sansome Street
San Francisco, CA 94111-3143

Re: PG&E Corporation
Incoming letter dated December 21, 2001

Dear Ms. Gray:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposal submitted to PG&E by the Ray T. Chevedden and Veronica G. Chevedden Family Trust. We also have received a letter on the proponent's behalf dated January 16, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Ray T. Chevedden and Veronica G. Chevedden Family Trust
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

December 21, 2001

Maria Gray
(415) 773-5464
mgray@orrick.com

RECEIVED
01 DEC 26 PM 2:54
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of the Ray T. Chevedden and Veronica G. Chevedden Family Trust

Ladies and Gentlemen:

PG&E Corporation (the "Corporation") has received a shareholder proposal from the Ray T. Chevedden and Veronica G. Chevedden Family Trust (the "Proponent"), which has designated Mr. John Chevedden ("Chevedden") to act as its representative, for consideration at the Corporation's 2002 Annual Meeting of Shareholders. The annual meeting is scheduled to be held on April 17, 2002. For the reasons set forth below, the Corporation intends to omit the proposal and the accompanying supporting statement from the proxy statement and form of proxy for the 2002 annual meeting.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, enclosed are:

1. The original and five additional copies of this letter, which includes a statement of reasons why the Corporation deems the omission of the proposal to be proper in this case;

2. Six copies of the revised shareholder proposal received December 17, 2001 (attached as Exhibit A); and

3. Six copies of all other correspondence (attached as Exhibit B).

A copy of this letter is also being sent to Chevedden as notice of the Corporation's intent to omit the proposal from the Corporation's proxy statement for its 2002 Annual Meeting of Shareholders.

BACKGROUND

On July 17, 2002, the Corporation received a letter from the Proponent containing the proposal for consideration at the Corporation's 2002 Annual Meeting of Shareholders. On August 10, 2001, the

Corporation received a letter from the Proponent with a revised proposal. On December 17, 2001, the Corporation received another revised version of the proposal. This letter is submitted in connection with the revised proposal received on December 17, 2001 (hereinafter, the "Proposal") and will treat the original proposal as having been superseded. The Proposal requests that the Corporation adopt a bylaw that the "board (and/or management, if applicable) nominate independent directors to key board committees to the fullest extent possible." In addition, the Proposal appears to request that any change to such bylaw "be put to shareholder vote and apply to successor companies." The Proposal is similar to a proposal submitted by the Proponent for consideration at the 2001 annual meeting of shareholders (the "2001 Proposal") and at the 2000 annual meeting of shareholders (the "2000 Proposal"), wherein the Proponent sought to recommend a bylaw that directors appointed for all future openings on key board committees meet certain criteria.

REASONS FOR OMISSION

The Corporation believes it may properly omit the Proposal from its 2002 proxy materials for the following reasons:

1. The Proposal has been substantially implemented by the Corporation, and may be omitted under SEC Rule 14a-8(i)(10).

2. The Proposal violates SEC rules, because it is false and misleading, and therefore may be omitted pursuant to SEC Rule 14a-8(i)(3) and SEC Rule 14a-9.

DISCUSSION

1. The Proposal May Be Omitted Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing the omission of a proposal that was "moot." Rule 14a-8(i)(10) also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. In 1983, the Commission determined that the previous formalistic "fully effected" application of Rule 14a-8(c)(10) (the predecessor of Rule 14a-8(i)(10)) defeated the purpose of the rule. See SEC Release No. 34-30091 (August 16, 1983). The Commission reaffirmed this interpretation in 1998 and the Division has recently applied this interpretation. See SEC Release No. 34-40018 (May 21, 1998); AMR Corporation (April 17, 2000)(discussed below, "AMR"); and Masco Corporation

(March 29, 1999)(board resolution substantially implemented the shareholder's proposal regarding independence of directors, rendering proposal moot).

The Corporation has already substantially implemented the Proposal. In December 1996, the Corporation's Board of Directors adopted, by resolution, a comprehensive set of corporate governance guidelines (the "Governance Guidelines") that set forth the duties and composition of various Board committees, including the Audit Committee and the Nominating and Compensation Committee. Under the Governance Guidelines, both the Audit Committee and the Nominating and Compensation Committee must "be composed entirely of independent outside directors," who (1) may not be either current or former employees of the Corporation or its subsidiaries, (2) may not be consultants to the Corporation or its subsidiaries, and (3) may not be either current or former officers or employees of any other corporation on whose board of directors any officer of the Corporation serves as a member. Thus, the existing Governance Guidelines specify that the Corporation's Board committees that oversee audits, compensation and nomination be composed entirely of independent directors, and also set forth clear definitions of the level of independence required. The Corporation's Audit Committee and Nominating and Compensation Committee are in compliance with these guidelines.

In addition, the Corporation has complied with new SEC requirements to describe in its proxy statement its compliance with the independence requirements for members of its Audit Committee under the definitions promulgated by the SEC and the New York Stock Exchange (the "NYSE"). The Corporation complies with Rule 303 of the NYSE Company Listed Manual, which sets forth a clear requirement on director independence for audit committee members, including:

- all audit committee members must have no relationship to the company that may interfere with the exercise of their independence from management and the company.

- A director who is an employee (including non-employee executive officers) of the company or any of its affiliates may not serve on the audit committee until three years following the termination of his or her employment. In the event the employment relationship is with a former parent or predecessor of the company, the director could serve on the audit committee after three years following the termination of the relationship between the company and the former parent or predecessor.

- A director (i) who is a partner, controlling shareholder, or executive officer of an organization that has a business relationship with the company, or (ii) who has a direct business relationship with the company (e.g., a consultant) may serve on the audit committee only if the company's Board of Directors determines in its business judgment that the relationship does not interfere with the director's exercise of independent judgment.

The Corporation's board has adopted and approved a formal charter for its Audit Committee that codifies these NYSE independence requirements. Also, the board reviews and reassesses the adequacy of its Audit Committee charter on an annual basis.

We note that the Staff denied the Corporation's request to exclude under Rule 14a-8(i)(10) a similar proposal submitted by the Proponent in 1998. However, since that time the Staff rendered a significant no-action letter in AMR (cited above), which more clearly defines the parameters under which such a proposal may be excluded.

In AMR, the Staff permitted exclusion of a proposal by Chevedden that recommended that the audit, nominating, and compensation committees of AMR have "all independent directors." There, as in the Proposal, Chevedden referenced the definition of director independence used by the Council of Institutional Investors. AMR argued that it had substantially implemented the proposal because its bylaws and policies already provided that its audit, nominating, and compensation committees consist solely of independent directors. AMR asserted, with regard to its audit committee, that it already complied with new rules of the NYSE described above. The Staff permitted exclusion of the proposal under Rule 14a-8(i)(10) noting that "the members of the [AMR] Board identified in the proposal currently meet the criteria specified." The Proposal is very similar to the AMR proposal in that the Proposal seeks to impose a standard of independence on the directors of the Corporation's Audit and Nominating and Compensation Committees, specifically as follows: "An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive officer is his or her directorship."

Under AMR, the question is whether "the members of the board committees identified in the proposal *currently* meet the criteria specified" (emphasis added). AMR was already in compliance with the independence standards it had previously adopted, and it reasoned that the proposal simply required that the specified "key committees" consist of "independent directors." Under the same reasoning, the Corporation in complying with its Governance Guidelines has already substantially implemented the proposal -- all of the current members of the Corporation's Audit Committee and the Nominating and Compensation Committee meet the criteria specified in the Proposal. The Corporation believes that the directors in question have no known "non-trivial professional, familial or financial" association with the Corporation, except in connection with their functions as directors of the Corporation.

As noted above, the Proposal calls for a bylaw and would require that any change require a stockholder vote and that the same policy be maintained at any successor companies. The Corporation believes that the introduction of this additional procedural element does not change the essential objective of the proposal, that of requiring independent directors on key committees, which has been satisfied by the Corporation under the AMR standard. Like bylaws, the

Corporation's Governance Guidelines are adopted by the board, publicly available, and are subject to review and revision by the board. In this case the distinction between bylaws and guidelines is not significant, especially considering that under the California General Corporation Law (the "CGCL"), to which the Corporation is subject, directors of a California corporation are solely authorized to regulate their committees. Section 311 of the CGCL governs the appointment of committee members, such as the Corporation's Audit and Nominating and Compensation Committees highlighted in the Proposal. Section 311 provides that the "board may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees, each consisting of two or more directors, *to serve at the pleasure of the board*" (emphasis added). Since the Corporation's board is free to appoint and remove its committee members in its sole discretion, and since pursuant to Section 211 of the CGCL and the Corporation's bylaws and articles, the board may amend the Corporation's bylaws as it deems appropriate, there is no material substantive difference in this case between adopting a bylaw or a binding board policy.

Therefore, we submit that the Proposal has been substantially implemented, and the Corporation is permitted to exclude the Proposal under Rule 14a-8(c)(10).

2. The Proposal May Be Omitted Under Rule 14a-8(i)(3) and Rule 14a-9 Because It Is False and Misleading.

Rule 14a-8(i)(3) permits a company to exclude from its proxy materials a shareholder proposal that "is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Depending upon particular facts and circumstances, a proposal may be misleading within the meaning of Rule 14a-9 if it includes "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation." The supporting statements in the Proposal contain numerous false and misleading statements falling within the prohibitions of Rule 14a-9.

Identified below are specific sentences and paragraphs with which we take issue and our reasons for excluding them.

1. *"Institutional Investors own 47% of PG&E stock."*

The juxtaposition of this statement immediately following a reference to the Council of Institutional Investors website may mislead readers into believing that 47% of PG&E's shareholders support the Council of Institutional Investors definition of independent directors, because there is no clarification that "Institutional Investors" are different and distinct from the "Council of Institutional Investors." Furthermore, the Proponent provides no date on which the proportion of institutional investors that own PG&E stock was 47%, which undoubtedly fluctuates on a daily basis. The Staff has recognized the need for factual support for similar assertions made by Chevedden in previous submissions to other companies. See, e.g., General Motors Corporation (April 10, 2000).

2. *"This topic won 45% approval at the PG&E 2000 shareholder meeting" and "SHAREHOLDER-FRIENDLY" and "The Company could have been shareholder-friendly and allowed a shareholder vote on this topic in 2001. It only needed a small technical change in writing."*

On its face, the Proponent purports to recommend a proposal that is identical to the 2000 Proposal. As noted above, while the 2000 Proposal is similar to the current submission, there are material differences in the two proposals. Presented with the vague language of the Proposal and the unexplained reference to the 2000 Proposal, it is impossible for shareholders to determine if they are being asked to adopt a proposal recommending: (i) only the appointment of independent directors on certain committees or (ii) the appointment of independent directors on certain committees and a bylaw regarding the independent director proposal that would require any change in such bylaw be put to shareholder vote and apply to successor companies. The Proponent's failure to clearly provide: (i) specificity as to which proposal is being recommended and (ii) an explanation as to how the 2000 Proposal and the Proposal are related, renders the current submission inherently vague and indefinite and undoubtedly will lead to confusion amongst the shareholders. Finally, the Proposal misstates the voting history of the 2000 Proposal. The 2000 Proposal did not win "45% approval." Even as claimed by the Proponent, the 2000 Proposal did not carry a majority, it received only 45% of the votes cast. The Staff has recognized in previous submissions by Chevedden to other companies that similar assertions may be false and misleading and has required the deletion of the offending language. See, e.g., Northrop Grumman Corporation (February 16, 2001).

3. *These key oversight committees deserve heightened independence – free of Enron-type director links to PG&E. The following Directors profited directly or indirectly from their financial and management links to PG&E (Source – previous PG&E proxies):*

1) David Andrews

- *Mr. Andrew's employer, the law firm of McCutchen, Doyle & Enersen, LLP, collected fees from PG&E.*

2) Dr. David Lawrence CEO of Kaiser Health Plan

- *Kaiser collected $23 million from PG&E.*

3) David Coulter CEO of BankAmerica Corp. until Oct. 1998

- *Bank of America collected $2.5 million from PG&E.*

4) Lee Cox — Vice Chairman of AirTouch until 1997

- *AirTouch collected $1.5 million from PG&E.*

It is a disappointment that the new director, Mr. Andrews with the above Enron-type link to PG&E, was selected after the 45% vote in favor of greater independence.

The Proponent's supporting statement makes a number of unsupported and baseless statements regarding certain members of the Corporation's board. The entire paragraph recited above is inherently misleading. Beginning with the first sentence, the second clause of which states "free of Enron-type director links to PG&E," the proponent engages in an attempt to impugn the character and reputation of the board members using a misleading guilt-by-association tactic. The Corporation's shareholders have undoubtedly been apprised of the recent announcement by Enron Corp. that it along with certain of its subsidiaries have filed voluntary petitions for Chapter 11 reorganization with the U.S. Bankruptcy Court for the Southern District of New York. Shareholders also likely are aware of government inquiries into, and the financial community's concerns regarding, Enron's specific accounting practices and other transactional activities. The reference to Enron-type links implies that the Corporation and its directors also have engaged in the specific activities being scrutinized and investigated, yet provides no factual support to justify these accusations. Inserting Enron into the supporting statement while discussing the directors also may lead shareholders to believe that the Corporation's directors have some personal association or connection or "link" -- to use the Proponent's jargon -- to the Enron bankruptcy and investigation. There is no factual basis provided for this inference or implied association.

In addition, the second sentence of the paragraph, which introduces the individual directors by name, states that ". . . Directors profited directly or indirectly from their financial or management links to PG&E." The Proponent provides no evidence that any of the named directors personally profited from the associations cited.

4. *It is believed that greater accountability, through independent directors on key committees, could help avoid these events that we do not want repeated:*

- *PG& E Bankruptcy work may cost $400 million.*
- *San Francisco voters deal a blow to PG&E.*
- *Adopt a proposal to allow the city to set up a public sewer system to take over the San Francisco PG&E business.*
- *Enron owes PG&E and other California utilities ten of millions.*
- *A PG&E net loss of $3.4 billion in 2001*

- *PG&E borrowed more than $6.8 billion*
- *Total PG&E debt zoomed to $19 billion*
- *PG&E strategy of blaming the state of California for the PG&E crises*
- *Meanwhile, directors allow CEO to collect $7 million paycheck.*

This paragraph in the supporting statement sets forth a litany of negative comments about the Corporation, none of which apparently have any connection with the Proposal. No citations for these factual statements are provided nor is there any logical connection between the various unsupported statements made and the committees of the Corporation's board that are the subject of the Proposal. For example, the first bullet implies that PG&E Corporation has filed for bankruptcy, which is false. The second bullet states the "San Francisco voters deal a blow to PG&E" without stating the subject matter of the alleged "blow" or a supporting citation. The third bullet, appears to recommend another proposal relating to public sewer systems, which as far as we can tell has nothing to do with the subjects that ordinarily come before the Audit and Nominating and Compensation Committees of the Corporation.

These and other unfounded (extraneous and irrelevant) allegations and negative comments in the supporting statement, which impugn the character and integrity of the Corporation and its Board of Directors without factual foundation, are per se misleading and excludable under Rules 14a-8(i)(3) and 14a-9. The Commission has previously found statements similar to those made by the Proponent to be excludable. See, e.g., Chemed Corporation (November 16, 1998); The Reader's Digest Association Inc. (August 4, 1998); and America West Holdings Corporation (April 14, 1998); Broadway Financial Corporation (March 6, 1991). The Corporation believes these defects in the supporting statement are so pervasive, however, that Rule 14a-8(i)(3) provides a separate and additional basis on which to omit the entire Proposal.

CONCLUSION

On the basis of the foregoing, the Corporation intends to omit the Proposal from the Corporation's proxy materials for the 2002 Annual Meeting of Shareholders. The Corporation respectfully requests the concurrence of the staff of the Commission that the Proposal may be excluded from the Corporation's proxy statement relating to its annual meeting. Alternatively, if the Staff is unable to concur that the Proposal may be omitted in its entirety, the Corporation requests the Staff's concurrence that certain portions of the Proposal (including supporting statements) may be excluded from the Corporation's proxy materials.

The Corporation intends to release definitive copies of its proxy materials to its shareholders on or about March 13, 2002, and wishes to release a draft of the proxy materials to its printer by February 21, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 773-5464.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Very truly yours,

M Gray

Maria Gray

Enclosures

cc: John Chevedden
Linda H.Y. Cheng
Gary P. Encinas

EXHIBIT A

To: Mr. Robert D. Glynn, Jr.

Annual Meeting Rule 14a-8 Proposal update, December 17, 2001

3 – INDEPENDENT DIRECTORS on KEY COMMITTEES

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including all ballots. This is in the interest of clarity and avoids the possibility of misleading shareholders.]

This topic won 45% approval at the PG&E 2000 shareholder meeting

This proposal is submitted by John Chevedden, Redondo Beach, Calif. 90278, for the Chevedden Family Trust.

Resolved:

INDEPENDENT DIRECTORS

PG&E Corporation shareholders request a bylaw be adopted that the board (and/or management, if applicable) nominate independent directors to key board committees to the fullest extent possible.

An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive officer is his or her directorship. Further information on this definition is under "Independent Director Definition" at the Council of Institutional Investors website, www.cii.org.

Institutional Investors own 47% of PG&E stock.

The key board committees are:

- Audit
- Nominating
- Compensation

Also, request that any change on this proposal topic be put to shareholder vote – as a separate proposal and apply to successor companies.

Shareholder-friendly

The company could have been shareholder-friendly and allowed a shareholder vote on this topic in 2001. It only needed a small technical change in wording.

This topic won 45% approval at the PG&E 2000 shareholder meeting –
This 45% approval was 70% higher than the vote at the 1999 annual meeting.

These key oversight committees deserve heightened independence – free of Enron-type director links to PG&E. The following Directors profited directly or indirectly from their links to PG&E (Source – previous PG&E proxies):

1) David Andrews
   - Mr. Andrew's employer, the law firm of McCutchen, Doyle & Enersen, LLP, collected fees from PG&E.

2) Dr. David Lawrence CEO of Kaiser Health Plan
   - Kaiser collected $23 million from PG&E.

3) David Coulter CEO of BankAmerica Corp. until Oct. 1998
   - Bank of America collected $2.5 million from PG&E.

4) Lee Cox Vice Chairman of AirTouch until 1997
   - AirTouch collected $1.5 Million from PG&E.

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

It is a disappointment that the new director, Mr. Andrews with the above Enron-type link to PG&E, was selected after the 45%-vote in favor of greater independence.

It is believed that greater accountability, through independent directors on key committees, could help avoid these events that we do not want repeated:

- PG&E bankruptcy work may cost $400 million.
- San Francisco voters deal a blow to PG&E.
- Adopt a proposal to allow the city to set up a public power system to take over the San Francisco PG&E business.
- Enron owes PG&E and other California utilities tens of millions.
- A PG&E net loss of $3.4 billion in 2001
- PG&E borrowed more than $6.8 billion
- Total PG&E debt zoomed to $19 billion
- PG&E strategy of blaming the state of California for the PG&E crises
- Meanwhile, directors allow CEO to collect $7 million paycheck.

For improved accountability:

INDEPENDENT DIRECTORS on KEY COMMITTEES
YES ON 3

Text below the horizontal is not submitted for publication.

Brackets "[ ]" enclose text not submitted for publication.

The company is requested to insert the correct proposal number at the beginning of the proposal text in the proxy statement based on the dates ballot proposals are initially submitted.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

EXHIBIT B

FX: 415/973-0585

Mr. Robert D. Glynn, Jr.
Chairman of the Board
PG&E Corporation
77 Beale Street
San Francisco, CA 94105

Dear Mr. Glynn and Directors of PG&E Corporation,

In regard to the Rule 14a-8 proposal submitted for the 2002 annual meeting or next shareholder meeting in format intended to be used for publication: Rule 14a-8 requirements are and/or will be met including ownership of the required stock through the date of the applicable shareholder meeting.

This is the legal proxy for Mr. John Chevedden and/or his designee to represent me and this shareholder proposal for the next shareholder meeting before, during and after the applicable shareholder meeting. Please direct all future communication to Mr. John Chevedden.

Mr. John Chevedden can be contacted at:
PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Sincerely,

Ray T. Chevedden

Ray T. Chevedden
Trustee
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder of Record
PG&E Corporation

8-05-01
Date

cc:
Leslie H. Everett
FX: 415/267-7260

August 10, 2001

3 – INDEPENDENT DIRECTORS on KEY COMMITTEES

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including all ballots. This is in the interest of clarity and avoids the possibility of misleading shareholders.]

This topic won 45% approval at the PG&E 2000 shareholder meeting

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278, for the Ray T. Chevedden and Veronica G. Chevedden Family Trust.

RESOLVED:

INDEPENDENT DIRECTORS

PG&E Corporation shareholders recommend a bylaw be adopted that the board (and/or management, if applicable) nominate independent directors to key board committees to the fullest extent possible.

An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive officer is his or her directorship. Further information on this definition is under "Independent Director Definition" at the Council of Institutional Investors website, *www.cii.org*.

Institutional Investors own 47% of PG&E stock.

The key board committees are:

- Audit
- Nominating
- Compensation

Also, recommend that any change on this proposal topic be put to shareholder vote – as a separate proposal and apply to successor companies.

SUPPORTING STATEMENT:

What incentive is there for good corporate governance – highlighted by independent directors on key committees?

A survey by McKinsey & Co., international management consultant, shows that institutional investors would pay an 18% premium for good corporate governance.

Source: *Wall Street Journal*

This topic won 45% approval at the PG&E 2000 shareholder meeting

Winning an impressive 45% of the yes and no votes cast at the 2000 shareholder meeting. This 45% approval was 70% higher than the vote at the 1999 annual meeting.

These key oversight committees deserve heightened independence – free of Directors with significant financial links to PG&E. The following Directors profited directly or indirectly from their financial and management links to PG&E (Source –1998 PG&E proxy):

1) Dr. David Lawrence CEO of Kaiser Health Plan

- Kaiser collected $23 million from PG&E.

2) David Coulter CEO of BankAmerica Corp. until Oct. 1998
   - Bank of America collected $2.5 million from PG&E.

3) Lee Cox Vice Chairman of AirTouch until 1997
   - AirTouch collected $1.5 Million from PG&E.

4) David Andrews
   - Mr. Andrew's employer, the law firm of McCutchen, Doyle & Enersen, LLP, collected fees from PG&E (Source –2001 PG&E proxy).

It is a disappointment that the new director, Mr. Andrews with the above link to PG&E, was selected after the 45% vote in favor of greater independence.

It is believed that greater accountability, through independent directors on key committees, will improve PG&E performance in facing these types of challenges which could reoccur:

- A net loss of $3.4 billion in 2001
- PG&E borrowed more than $6.8 billion
- Total PG&E debt zoomed to $19 billion
- PG&E strategy of blaming the state of California for the PG&E crises
- PG&E postpones its bankruptcy reorganization plan by 4 months to Dec. 6
- Meanwhile, directors allow CEO to collect $7 million paycheck.

For improved accountability:

INDEPENDENT DIRECTORS on KEY COMMITTEES
YES ON 3

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for publication.

The company is requested to insert the correct proposal number based on the dates proposals are initially submitted.

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

July 27, 2001

VIA FEDERAL EXPRESS & FACSIMILE (310.371.7872)

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

This will acknowledge receipt on July 17, 2001 of a shareholder proposal (the "Proposal"), dated July 16, 2001, submitted for consideration at PG&E Corporation's (the "Corporation") 2002 annual meeting. Ray T. Chevedden submitted the Proposal as a trustee of the Ray T. Chevedden and Veronica G. Chevedden Family Trust (the "Trust"), which holds shares of PG&E Corporation common stock. The submission also contained a legal proxy appointing you to represent Ray T. Chevedden and the Proposal.

Under California law, a power vested in two or more trustees on behalf of a Trust generally must be exercised by the Trustees' unanimous action, unless the trust document provides otherwise. All prior correspondence from the Trust was signed by two trustees, not one. Please explain or provide evidence regarding how Ray T. Chevedden is authorized to unilaterally submit the Proposal and grant you a legal proxy to represent the Proposal.

The Securities and Exchange Commission's (SEC's) regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 contains several requirements which a shareholder must meet in order to be eligible to submit a proposal for inclusion in the proxy statement for PG&E Corporation's 2002 annual meeting. First, at the time the shareholder submits a proposal, the shareholder must have continuously held at least $2,000 in market value, or one percent of the Corporation's shares entitled to vote at the annual meeting, and must have held those securities for at least one year. Also, the shareholder must submit a written statement that the shareholder intends to hold those securities through the date of the annual meeting of shareholders, and must actually hold those shares throughout that period.

Based on a preliminary review of the submission, PG&E Corporation believes that the

Trust has not provided the required written statement regarding its intent to hold its PG&E Corporation securities through the date of the annual meeting. Therefore, the Trust does not satisfy SEC requirements for eligibility to submit a proposal for inclusion in the proxy materials for the 2002 annual meeting.

SEC Rule 14a-8, question 4 specifies that a shareholder's proposal, including any accompanying supporting statement, may not exceed 500 words. Based on our preliminary review, we believe that the Proposal exceeds this 500-word limit.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, the reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter. For purposes of analyzing these SEC procedural and eligibility requirements, the Corporation assumes the Proposal was submitted on July 17, 2001.

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2002 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, we have not determined whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit your proposal if a valid basis for such action exists.

Sincerely,

Linda Y.H. Cheng

Corporate Secretary

LYHC:cmm

Enclosures

cc: Ray T. Chevedden

cc. RDG

RECEIVED
PG&E CORPORATION
JUL 17 2001
OFFICE OF THE
CORPORATE SECRETARY

RECEIVED
Robert D. Glynn, Jr.
JUL 17 2001
LYHC
cc: LHE

FX: 415/973-0585

Mr. Robert D. Glynn, Jr.
Chairman of the Board
PG&E Corporation
77 Beale Street
San Francisco, CA 94105

Dear Mr. Glynn and Directors of PG&E Corporation,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual meeting or next shareholder meeting in the following format intended to be used for publication. Rule 14a-8 requirements are and/or will be met.

This is the legal proxy for Mr. John Chevedden and/or his designee to represent me and this shareholder proposal for the next shareholder meeting before, during and after the applicable shareholder meeting. Please direct all future communication to Mr. John Chevedden.

Mr. John Chevedden can be contacted at:
PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Sincerely,

Ray T. Chevedden 7-15-01

Ray T. Chevedden
Trustee
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder of Record
PG&E Corporation

cc:
Leslie H. Everett
FX: 415/267-7260

CC's-distro 7-17-01

cc: LYHC, DMK, ALF, CAH, JAS, Gary Encinas, Frances Chang, Kathleen Hayes

July 16, 2001

PROPOSAL 3

INDEPENDENT DIRECTORS on KEY COMMITTEES

This topic won 45% approval at the PG&E 2000 shareholder meeting

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278, on behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust, shareholders since 1991.

RESOLVED:

INDEPENDENT DIRECTORS

PG&E Corporation shareholders recommend a bylaw be adopted that the board (and/or management, if applicable) nominate independent directors to key board committees to the fullest extent possible.

An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive officer is his or her directorship. Further information on this definition is under "Independent Director Definition" at the Council of Institutional Investors website, *www.cii.org*.

Institutional Investors own 47% of PG&E stock.

The key board committees are:

- Audit
- Nominating
- Compensation

Also, recommend that any change on this proposal topic be put to shareholder vote – as a separate proposal and apply to successor companies.

SUPPORTING STATEMENT:

What incentive is there for good corporate governance – highlighted by independent directors on key committees?

A survey by McKinsey & Co., international management consultant, shows that institutional investors would pay an 18% premium for good corporate governance.

Source: *Wall Street Journal*

This topic won 45% approval at the PG&E 2000 shareholder meeting

This topic won an impressive 45% of the yes and no votes cast at the 2000 shareholder meeting. This 45% approval was an impressive 70% increase from the vote at the 1999 annual meeting.

These key oversight committees deserve heightened independence – free of Directors with significant financial links to PG&E. The following Directors profited directly or indirectly from their financial and management links to PG&E (Source – 1998 PG&E proxy):

1) Dr. David Lawrence — CEO of Kaiser Health Plan
   - Kaiser collected $23 million from PG&E.

2) David Coulter — CEO of BankAmerica Corp. until Oct. 1998
   - Bank of America collected $2.5 million from PG&E.

3) Lee Cox — Vice Chairman of AirTouch until 1997

- AirTouch collected $1.5 Million from PG&E.

4) David Andrews
   - Mr. Andrew's employer, the law firm of McCutchen, Doyle & Enersen, LLP, collected fees from PG&E (Source –2001 PG&E proxy).

These directors continue at PG&E according to the 2001 proxy. Recommend that business relationships such as the above would not enable a director to be considered independent.

After the above $27 million in director links with the company were highlighted in a shareholder resolution, PG&E took the regressive step of deleting this information from the 1999, 2000 and 2001 proxy statements, except for Mr. Andrew's link to the company. However the monetary value of Mr. Andrew's link was omitted.

Deleting information that points to needed reform is a disturbing act. Omission leads shareholders to believe that the company tends to conceal problems rather than correct problems.

Dr. Lawrence, whose company collects the largest payment, sits on the Compensation Committee that determines CEO pay. Three of the above directors arguably dominate the compensation committee which has a grand total of 4 directors. In 2000 the Compensation Committee allowed the CEO to get $7 million – Source: *www.paywatch.org* (includes stock option grants).

Meanwhile, PG&E substantially under-performed the S&P 500 and the Dow Jones Utilities Index and then declared bankruptcy – which may now be protracted. The graph on page 35* shows the PG&E stock price under-performance. **Additionally, no part of the 39% dividend cut of nearly 6 years ago has been restored.**

It is believed that greater accountability, through independent directors on key committees, will improve PG&E performance in facing these challenges:

- A net loss of $3.4 billion in 2001
- Meanwhile PG&E borrowed more than $6.8 billion
- Meanwhile total PG&E debt zoomed to $19 billion
- PG&E strategy of blaming the state of California for PG&E problems
- PG&E attempts to postpone its bankruptcy reorganization plan by 4 months to Dec. 6

Vote yes for improved accountability:

INDEPENDENT DIRECTORS on KEY COMMITTEES
YES ON 3

---

* The company is respectfully requested to insert the correct page number.

The company is respectfully requested to insert the correct proposal number based on the date of proposal submittal.

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 20, 2001

VIA FEDERAL EXPRESS &
FACSIMILE (310) 371-7872

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Dear Mr. Chevedden:

This will acknowledge receipt of the updated shareholder proposal, which was submitted by facsimile transmission on December 17, 2001, by Mr. Ray T. Chevedden as Trustee of the Ray T. Chevedden and Veronica G. Chevedden Family Trust for consideration at the 2002 annual meeting or next shareholder meeting of PG&E Corporation. PG&E Corporation will treat the original proposal as having been superseded. Mr. Ray T. Chevedden has informed us that you will be representing him with regard to this proposal. I have referred the updated proposal to Mr. Bruce R. Worthington, Senior Vice President and General Counsel, for review.

The regulations of the Securities and Exchange Commission (SEC) regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please note that PG&E Corporation reserves the right to omit the proposal from its proxy statement if a valid basis for such action exists under SEC Rule 14a-8.

Sincerely,

Linda YH Cheng

Corporate Secretary

LYHC:cmm

cc: Ray T. Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 415/267-7260
PH: 415/267-7070

August 10, 2001

Ms. Linda Y.H. Chang
Corporate Secretary
PG&E Corporation
77 Beale Street
San Francisco, CA 94105

cc: LHE, LYC, EAM, WSL, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes,

Dear Ms. Chang,

At company request the proposal is modified to address the word-count issue. There was no requirement that the company raise this issue. Also forwarded was a letter regarding stock ownership through the shareholder meeting date. Ray T. Chevedden is authorized since Mr. Chevedden is the surviving trustee.

Sincerely,

John Chevedden
On behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust
PG&E Shareholder

cc:
Ray T. Chevedden

Robert D. Glynn, Jr.
Chairman of the Board
FX: 415/973-0585

Pacific Gas and Electric Company

AUG 10 2001

OFFICE OF THE
CORPORATE SECRETARY

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 16, 2002

Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
JAN 22 AM 10: 31

PG&E Corporation (PCG)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Chevedden Family Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the PG&E Corporation (PCG) no action request (NAR). It is believed that PG&E must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof:

1) Part-whole fallacy:
The standard to challenge accuracy is the ability to develop an argument that further clarification could be needed if a reader used part-whole fallacy.
2) Part-Whole Fallacy:
The company does not convincingly explain that there is no material difference between a bylaw and a guideline.
3) The company cites Section 311 regarding a bylaw. Section 311 implicitly states *the board may or may not* – in other words *may not or may.*
4) With the burden of proof on the company the company submits no evidence of the company claimed guideline.
5) Missing link:
There is no claim or evidence that audit committee rules apply to the nomination and compensation committee.
6) This is but one example of the company series of suppressed information comparisons.
7) The company does not explain a reason to rely on the AMR case particularly following the example of Enron's widely criticized standards for director independence.
8) The company highlights a specific term in the AMR case – *current compliance.*
9) The company does not attempt to explain how the AMR case could have priority over the more recent General Electric, January 24, 2001. General Electric failed to exclude: "This proposal recommends that a majority of General Electric's directors be independent and that future action on this topic be put to a shareholder vote."

10) The company issue of *current* compliance, if applied to this proposal, would mean that it could be implemented for one day. There is no text in the proposal to limit the proposal to one day.

11) Missing link:

Since the company claim hangs on *current compliance*, the company fails to explain the contradiction-claim that a bylaw drafted according to this proposal could apply only on the day that it was adopted – necessary to maintain the company analogy to AMR's *current compliance*.

12) Company Fallacy:

A proposal cannot make a statement on a material topic that changes on a regular basis.

13) Company Fallacy:

A material topic can be excluded from a proposal if it changes immaterially on a regular basis.

14) Company Fallacy:

Company ignorance is a asset in the rule 14a-8 process. For example company professed ignorance of the proportion of its shareholders who are institutional investors. The company asks for support on information the company knows, should know or could find in 5 minutes on the internet.

15) Moot company claim

The company claims that by repositioning text an investor could reach an invalid conclusion.

16) Company Fallacy:

If a particular corporate governance practice, used by two struggling companies have material similarities, it is inflammatory for investors to discuss this similarity.

17) The company does not explain the relevance of speculating on whether accurate information is inflammatory or define inflammatory or declare that inflammatory cannot be constructive in certain cases.

18) Company Fallacy:

PG&E and its subsidiaries are totally unrelated.

19) Recent headline example:

"State Sues Parent of Troubled PG&E"

Source:

Los Angeles Times, January 11, 2001

Charge:

California State Attorney General lawsuit seeks the return of as much as $4 billion against PG&E parent. As much as $4 billion was illegally siphoned [to the parent] from the state's largest utility, driving it into bankruptcy.

California State Attorney General said, "When you follow the money between the child and the parent, you find all the money went from the child to the parent."

20) Double standard:

The company fails to claim that this 2002 company no action request has scored 100% in supporting company claims.

21) Double standard:

The company fails to claim that past company response statements to shareholder proposals have scored 100% in supporting company claims.

22) Potential Critique:

It would be interesting to see how many company unsupported statements and invalid conclusions could be listed from this 2002 company no action request by a candidate for the bar exam.

In summary, there appear to be 22 issues with the company and its burden of proof.

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: PCG
Ray T. Chevedden

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 21, 2001

The proposal requests that PG&E adopt a bylaw that the board nominate independent directors to key board committees to the fullest extent possible.

We are unable to concur in your view that PG&E may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- Provide factual support for the statement that "Institutional Investors own 47% of PG&E stock. . ." in the form of a citation to a specific source;
- Delete the discussion that begins "These key oversight committees . . ." and ends ". . . $1.5 million from PG&E"; and
- Delete the discussion that begins "It is believed that greater accountability . . ." and ends ". . . $7 million paycheck."

Accordingly, unless the proponent provides PG&E with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PG&E omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that PG&E may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that PG&E may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Keir D. Gumbs
Special Counsel